

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

<u>Via E-Mail</u>
Richard Francella
President & Chief Executive Officer
Premier Pacific Construction, Inc.
13103 Golden Way
Poway, CA 92064

> **Re:** **Premier Pacific Construction, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 12, 2013**
> **File No. 333-192107**

Dear Mr. Francella:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." <u>See</u> Security Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that Premier Pacific Construction, Inc. has minimal revenue, no material assets, a minimal amount of cash, no firm commitments or plans for raising additional financing, no definitive agreements to provide services, and minimal current business activity. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419. Please revise the registration

statement to comply with Rule 419, or supplementally, provide a detailed explanation as to why Rule 419 does not apply to Premier Pacific Construction, Inc. and this offering and state on the cover page of the prospectus that you are not a blank check company and have no intention to engage in a business combination.

2. We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please include a footnote to the calculation of registration fee table to specify the provision of Rule 457 relied upon to calculate your registration fee.

4. Please supplementally confirm to us whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

5. Advise us of all other registration statements of companies for which your officers and directors may have acted as promoters or in which they had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your directors and officers and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Prospectus Cover Page

6. Pursuant to Item 503(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling security holders will receive in this offering assuming all of the shares are sold at the offering price.

7. Please prominently disclose that the company is a "shell company" as defined by Rule 405 under the Securities Act of 1933, as amended. Revise your disclosure throughout your prospectus, including identifying the selling stockholders as underwriters on the prospectus cover page and your risk factors section, to account for the implications of being designated a shell company. Alternatively, please provide us with your analysis why you do not fit the definition of a "shell company."

Prospectus Summary, page 1

8. Please disclose the specific factual basis for and the context of all of Premier Pacific Construction, Inc.'s beliefs, understandings, estimates, and opinions throughout the prospectus.

9. Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

10. Please revise your summary to clarify that you have not yet developed your business of renovation services to selling homeowners and have generated minimal revenue from operations since inception. Please also revise your summary to clarify that you have not yet begun marketing your services to real estate brokers, have established few business relationships with local real estate brokers and that you have expended zero amounts on such activities to date. This discussion should address your current lack of funding to execute on your business plan. Further, in light of the fact that you have nominal cash and that customers will not contribute to the upfront costs of projects, revise your risk factors to address specifically that this makes it impossible to pursue your business plan.

11. Please revise your summary to discuss management's reasons for pursuing public company status at this time in the company's development. For example, we note that the expenses for this offering are approximately $40,000. This amount exceeds your current assets.

Risk Factors, page 2

12. Please include a more fulsome discussion of risk factors that are specific to your industry and your current and proposed business operations. When revising, please avoid inclusion of risk factors that are overly generic and could apply to any company.

13. Please revise to address the risk that because companies in your industry appear to consist of mostly non-public companies, a small company in your industry with the added expense of being a reporting company might have a competitive disadvantage. Alternatively, please tell us why such a risk factor is not necessary.

14. We note that your two directors are also your two officers. Please revise to add a risk factor that addresses the risk that because your officers will determine their salaries and perquisites, there may not be funds available for net income. Alternatively, please tell us why such a risk factor is not necessary.

15. Please consider including a risk factor noting the competitiveness of the industry in which you compete and the low barriers to entry into the market.

We Need Additional Capital to Develop our Business, page 3

16. Please clarify how long your cash on hand will permit you to operate and implement your business plan.

You Will Experience Dilution Of Your Ownership Interest . . ., page 7

17. We note reference to "shares of [y]our common stock [that] are *currently* quoted on the OTCBB and/or OTCQB" [emphasis added]. As your shares of common stock are not yet listed or quoted on any existing exchange or over-the-counter market, please revise.

18. Because you will not be issuing new shares in this offering, please explain how shareholders will experience dilution.

Selling Security Holders, page 9

19. Please reconcile the disclosure under the Plan of Distribution that you estimate the expenses of registration to be approximately $40,000 with the disclosure on page 37 that the estimated costs of the offering is $8,804. Further, given your existing cash assets as of June 30, 2013 and your disclosure that you have no agreements or commitments for future financing, please explain how you plan to pay the existing registration expenses, including legal and accounting fees, as well as fund business operations. If you anticipate seeking loans from your controlling shareholders, please advise and disclose accordingly.

Description of Securities to be Registered, page 12

20. We note disclosure that there are currently "1,586,000 shares of common stock issued and outstanding." We contrast this to disclosure in footnote (1) on page 1 that there are "1,286,000 shares of common stock outstanding as of November 5, 2013" and disclosure on page 15 that "[a]ll 1,286,000 of the presently outstanding shares of common stock . . . ." Please revise this apparent inconsistency with regards to shares currently issued and outstanding.

Description of Business, page 13

The Company, page 13

21. Please revise to specify the locations and geographic markets you will target for your renovation and remodeling services.

22. We note your disclosure on page 13 that Mr. Francella has "initiated efforts to build strategic partnerships with local real estate brokers who represent selling homeowners with properties that can be renovated to produce higher resale value." Please revise your disclosure to clarify (i) what specific efforts Mr. Francella has initiated, (ii) what

geographic area you mean by "local," (iii) what factors determine which properties can be renovated to produce a higher resale value, and (iv) what factors are considered in deciding what type of renovations are made on a particular property to enhance resale value.

Employees, page 14

23. We note your disclosure on page 14 that Richard Francella works 30 hours per week as a general contractor. Please revise your disclosure to clarify how many hours per week Mr. Francella will devote to the company's business. Please also clarify how many hours per week Sara Francella will devote to the company's business.

24. We note your disclosure on page 14 that you have "no employees other than Richard Francella, [y]our President and Director. . . ." In light of your disclosure that Sara Francella serves as your Chief Financial Officer and Secretary, presumably employee positions with your company, please revise your disclosure, or advise.

Business Development, page 14

25. We note reference to "financing proceeds." As it does not appear that you have any arrangements or commitments for financing, please revise to clarify accordingly.

Description of Property, page 14

26. Please explain whether your principal executive offices are on property owned by the company or are leased. If leased, please describe the terms of the lease and file a copy of the lease agreement as an exhibit to the registration statement.

Rule 144 Shares, page 15

27. Please note that Rule 144 may not be available for the resale of securities initially issued by shell companies because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. In this regard, please see Rule 144(i) and SEC Release No.33-8869 (2007). Please revise your disclosure accordingly.

Financial Statements, page 16

General

28. Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 8-08 of Regulation S-X.

29. Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

30. Your balance sheet includes a line item described as deficit accumulated during development stage. Please clarify if you are a development stage company pursuant to ASC 915. If you determine that you are a development stage company, please address the following:
    - Please revise your financial statements to clearly indicate that you are a development stage company at the top of each financial statement pursuant to ASC 915-205-45-4;
    - Please present cumulative amounts since inception on the statements of operations pursuant to ASC 915-225-45-1 and on the statements of cash flows pursuant to ASC 915-230-45-1. We remind you that the cumulative amounts from inception through the latest audited balance sheet should be audited as well and referred to in the auditor report provided on page 16; and
    - Please provide the disclosures required by ASC 915-235-50.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 28

Plan of Operations, page 28

31. We note your disclosure on page 28 that [o]ver the past two years, [you] have had little revenue from operations and limited assets." We also note your disclosure on page 29 that in "the event that [you] are unable to earn enough revenue from operations, [you] will endeavor to proceed with [your] plan of operations by locating alternative sources of financing." In light of your minimal revenue from operations in the past two years, your estimated offering expenses of $40,000, anticipated marketing expenses of between $15,000 and $21,000, and your existing cash balance, please briefly explain why you believe prospective investors should bear the risk that you will be unable to raise sufficient funds either through operations or through financing arrangements to implement your business plan.

32. Please revise to clarify that the amount of funds necessary to implement your marketing activities and plan of operation cannot be predicted with any certainty and may exceed any estimates you set forth.

Liquidity and Capital Resources, page 30

33. Please expand this section to discuss the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

34. Please expand your disclosure to include a description of how Premier Pacific Construction, Inc. has funded its operations in the past two fiscal years.

35. Please expand your disclosure to quantify the extent to which you are currently using funds in your operations on a monthly basis. Further, please discuss your long-term liquidity needs as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

Directors and Executive Officers, page 30

36. Please revise the narrative descriptions of Richard Francella and Sara Francella's business experience to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should each serve as directors in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

37. Please state the nature of any family relationships between any director and executive officer, including between Richard Francella, Sara Francella and Robert Francella. Refer to Item 401(d) of Regulation S-K.

38. We note your disclosure on page 33 that "[a]ll compensation to Mr. Francella was for contracting services provided on behalf of the Company." As your compensation tables reflect zero compensation to either Mr. Robert Francella or Mr. Richard Francella, please clarify what contracting services you are referring to, whether Mr. Francella refers to Robert or Richard, and please specify the amounts paid.

Signatures, page 40

39. Please revise your signature block to conform with the requirements of Form S-1 such that it includes ". . . in the City of _____, State of _____, on_____, 20___" as applicable. Refer to the signature requirements in Form S-1.

40. Please include separate signature blocks for your principal executive officer or officers, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions to sign in their individual capacities. Refer to Instruction 1 to "Signatures" in Form S-1.

Exhibit 23.1

41. Please provide a currently dated consent from your auditors which refers to the appropriate report date. In this regard, we note that the consent provided in the Form S-1 filed on November 6, 2013 referred to a report date of November 4, 2013 which is different than the date of the report provided on page 16 of the Form S-1/A#1 filed on November 12, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Karen A. Batcher, Esq. (*via e-mail*)